May 9, 2019

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039

       Re: Milestone Scientific Inc.
           Registration Statement on Form S-3
           Filed May 2, 2019
           File No. 333-231178

Dear Mr. D'Agostino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Martin S. Siegel